
07002705

SECURI ... IISSION


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
213
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50445

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clark Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West Fifth Street, 52nd Floor
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlos Huerta (214) 661-3520

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0701-0797702

OATH OR AFFIRMATION

I, Carlos Huerta, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Clark Securities Inc. as of December 31, 2006, are true and correct. I further affirm that neither the company nor any principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

None

Signature

Chief Financial Officer

Title

Notary Public

MARTIN J. WEBB
MY COMMISSION EXPIRES
March 15, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Clark Securities, Inc.
Year Ended December 31, 2006
With Report and Supplementary Report of Independent Registered
Public Accounting Firm

0611-0781846-SEC

Clark Securities, Inc.

Financial Statements and Supplemental Schedules

Year Ended December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Schedules

Computation of Net Capital Pursuant to Rule 15c3-1 10
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 11
Customer Protection – Reserves and Custody of Securities Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 12
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control 13

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Clark Securities, Inc.

We have audited the accompanying statement of financial condition of Clark Securities, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Securities, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 23, 2007
Chicago, Illinois

Clark Securities, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 9,837,688
Commissions receivable, net of allowance of $105,567	3,248,510
Deferred tax asset, net	43,602
Other assets	230,195
Total assets	$ 13,359,995
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$ 22,635
Accounts payable to affiliated companies	145,873
Bonuses payable	284,983
Accounts payable and accrued liabilities	148,459
Total liabilities	601,950
Stockholder's equity:	
Common stock, no par value:	
Authorized 1,000 shares	
Issued 1,000 shares	15,000
Paid-in capital	1,235,000
Retained earnings	11,508,045
Total stockholder's equity	12,758,045
Total liabilities and stockholder's equity	$ 13,359,995

See accompanying notes.

Clark Securities, Inc.

Statement of Operations

Year Ended December 31, 2006

Revenues	
Commission and fee income	$ 56,691,667
Interest income	253,848
Total revenues	56,945,515
Expenses	
Commissions	2,932,425
Operating expenses	32,280,574
Total expenses	35,212,999
Income before income taxes	21,732,516
Income taxes	8,789,546
Net income	$ 12,942,970

See accompanying notes.

Clark Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2006

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2005	$ 15,000	$ 1,235,000	$ 4,924,482	$ 6,174,482
Distributions to Parent	–	–	(6,359,407)	(6,359,407)
Net income	–	–	12,942,970	12,942,970
Balance at December 31, 2006	$ 15,000	$ 1,235,000	$11,508,045	$ 12,758,045

See accompanying notes.

Clark Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2006

Operating activities	
Net income	$ 12,942,970
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred taxes	(55,588)
Changes in operating assets and liabilities:	
Commissions receivable	(1,461,506)
Other assets	11,653
Commissions payable	(9,168)
Accounts payable to affiliated companies	(549,694)
Bonuses payable	131,346
Accounts payable and accrued liabilities	(171,826)
Net cash provided by operating activities	10,838,187
Financing activities	
Distributions to Parent	(6,359,407)
Net cash used in financing activities	(6,359,407)
Net increase in cash and cash equivalents	4,478,780
Cash and cash equivalents at beginning of year	5,358,908
Cash and cash equivalents at end of year	$ 9,837,688
Supplemental cash flow information	
Cash paid to Parent for income taxes	$ 8,789,546

See accompanying notes.

Clark Securities, Inc.

Notes to Financial Statements

Year Ended December 31, 2006

1. Organization

Clark Securities, Inc. (the Company) is a wholly owned subsidiary of Clark Consulting, Inc., which, in turn, is a wholly owned subsidiary of Clark, Inc. (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers, Inc. (the NASD). The Company is engaged in a single line of business as a securities broker-dealer for the sale of variable life insurance, mutual funds, and variable annuity contracts primarily to large U.S. corporations.

2. Summary of Significant Accounting Policies

Cash Equivalents

Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents, including short-term reverse repurchase agreements. Cash equivalents are stated at amounts that approximate fair value.

Commission Income

Commission income is accrued at the time a contract or policy application is completed, the premium is paid (if applicable), and the party is contractually committed to purchase the contract or policy. In addition, commission income from contract or policy renewals is recognized on the date that the renewal premium is due or paid by the client to the insurance company, depending on the type of policy.

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts to reduce its receivables to their net realizable value. The allowance is estimated by management based on general factors such as the aging of the receivables and historical collection experience.

Commissions Payable

The Company accrues commission expense and the related commission payable at the time the commission income is recorded.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates expected to apply to taxable income in the year in which the deferred tax asset or liability is expected to be settled or realized.

Financial Instruments

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value, as they are short-term in nature.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related-Party Transactions

The Parent and its affiliates provide services and pay certain expenses on behalf of the Company under the terms of an expense allocation arrangement. During the year ended December 31, 2006, $31,781,256 was allocated for these services and expenses which are included in operating expenses in the statement of operations. These services included, but were not limited to, contract labor, employee recruitment and training, IT support, meetings and seminars, payroll service, and records management.

4. Commitments

The Company intends to continue to make periodic distributions to the Parent while maintaining net capital in excess of its required amount.

The assets of the Company have been pledged to a group of banks under the terms of the Parent's credit facility.

From time to time, the Company is involved in various claims and lawsuits incidental to its business. The Company is not aware of any legal proceedings that are believed to have a material effect on the Company's financial position.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2006, the Company had net capital, as defined under the Rule, of $10,075,828, which was $10,035,698 in excess of its required net capital of $40,130. At December 31, 2006, the Company's aggregate indebtedness to net capital ratio was 0.06 to 1.00.

6. Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The tax-sharing policy between the Company and the Parent provides that the Company will realize tax expense or benefit based on the effect of the Company's earnings or loss on the consolidated income tax return of the Parent.

The Company's income tax expense differs from the amount derived by applying the United States statutory corporation tax rate of 35%, due to state income taxes.

6. Income Taxes (continued)

The provision for income taxes for the year ended December 31, 2006 includes the following components:

	2006
Current:	
Federal	$ 6,939,360
State	1,905,774
Total current	8,845,134
Deferred	(55,588)
Total income taxes	$ 8,789,546

The tax effects of temporary timing differences that give rise to elements of deferred tax assets and liabilities as of December 31, 2006 are as follows:

	2006
Deferred tax asset:	
Other assets	$ 63,894
Bad debt allowance	39,757
Vacation and other	25,796
Deferred tax liability:	
Prepaid expenses	(85,845)
Total net deferred tax asset	$ 43,602

7. Subsequent Event

On November 1, 2006, Clark, Inc. entered into a definitive merger agreement with AUSA Holding Company ("AUSA"), a wholly-owned U.S. subsidiary of AEGON N.V. Pursuant to the agreement, AUSA commenced a cash tender offer for all the outstanding shares of Clark, Inc. Upon completion of the transaction, AUSA will retain ownership of the Corporate Solutions Practice of Clark, Inc., along with Clark Securities, Inc. Certain businesses of Clark, Inc. that are not part of the Corporate Solutions Practice and Clark Securities, Inc. will be purchased by Clark Wamberg LLC, a private entity whose members consist of certain members of Clark's management, including Tom Wamberg, Clark's Chief Executive Officer, and Jim Benson, a director of Clark and the President of Clark/Benson. The transaction with AUSA and the sale of the businesses to Clark Wamberg, which remain subject to certain closing conditions, are expected to be completed during the first quarter of 2007.

Supplemental Schedules

Clark Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

Net Capital		
Total stockholder's equity		$ 12,758,045
Nonallowable assets and deductions:		
Other assets	$ 273,797	
Commissions receivable	2,408,420	
Total nonallowable assets and deductions		2,682,217
Net capital		$ 10,075,828

Computation of Alternate Net Capital Requirement

Aggregate indebtedness	601,950
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)	40,130
Net capital	$ 10,075,828
Excess net capital	$ 10,035,698
Excess net capital at 1000%	$ 10,015,633
Ratio of Aggregate Indebtedness to Net Capital	0.06

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Corporation's unaudited December 31, 2006, Part IIA FOCUS filing.

Clark Securities, Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of 15c3-3.

Clark Securities, Inc.

Customer Protection – Reserves and Custody of Securities Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of 15c3-3.



■ Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

□ Phone: (312) 879-2000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors
Clark Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Clark Securities, Inc. as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of consideration of control activities for safeguarding securities. The study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 23, 2007
Chicago, Illinois

END